UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Community National Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20375R 10 5

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  20375R 10 5

1. NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).
	James L. Gross, Jr.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) [ ]
	(b) [ ] The persons' names in Item 1 of each of the two cover pages are husband and wife. This is a joint filing pursuant to Rule 13d-1(k)(1).
3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
Number of Shares Beneficially Owned By Each Reporting Person with:		5.	SOLE VOTING POWER:	21,599
		6.	SHARED VOTING POWER:	15,239
		7.	SOLE DISPOSITIVE POWER:	21,599
		8.	SHARED DISPOSITIVE POWER:	15,239
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	36,838
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):
	Not Applicable
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	5.87%
12. TYPE OF REPORTING PERSON (See Instructions):
	IN

CUSIP NO.  20375R 10 5

1. NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).
	Kathleen A. Gross
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) [ ]
	(b) [ ] The persons' names in Item 1 of each of the two cover pages are husband and wife. This is a joint filing pursuant to Rule 13d-1(k)(1).
3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
Number of Shares Beneficially Owned By Each Reporting Person with:		5.	SOLE VOTING POWER:	10,190
		6.	SHARED VOTING POWER:	26,648
		7.	SOLE DISPOSITIVE POWER:	10,190
		8.	SHARED DISPOSITIVE POWER:	26,648
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	36,838
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):
	Not Applicable
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	5.87%
12. TYPE OF REPORTING PERSON (See Instructions):
	IN

Item 1.
(a)	Name of Issuer:	Community National Corporation
(b)	Address of Issuer’s Principal Executive Office:
1400 East Second Street Franklin, Ohio 45005

Item 2.
(a)	Name of Person Filing:	James L. Gross, Jr. Kathleen A. Gross
(b)	Address of Principal Business Office:	391 Park Drive Carlisle, Ohio 45005
(c)	Citizenship:	United States
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	NA
Item 3.
Not Applicable
Item 4.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:	36,838
(b)	Percent of Class:	5.87%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:	See Cover Pages
(ii)	shared power to vote or to direct the vote:	See Cover Pages
(iii)	sole power to dispose or direct the disposition of:	See Cover Pages
(iv)	shared power to dispose or direct the disposition of:	See Cover Pages

*  James L. Gross, Jr. and Kathleen A. Gross are married to one another and each is therefore deemed to be the beneficial owner of all shares owned by the other.  The total shown consists of 21,599 shares owned of record by Mr. Gross; 10,172 shares owned of record by Mrs. Gross; 1,578 owned of record by their minor son; 530 shares owned of record by Mrs. Gross as custodian for their minor son; 1,020 shares owned of record by Mrs. Gross as custodian for their minor daughter; 1,060 shares owned of record by ELANJA, Inc., a company in which Mr. Gross owns an interest; 861 shares owned of record by ERFOLG Realty Company, LP, also a company in which Mr. Gross owns an interest; and 18 shares owned of record by Mrs. Gross in a brokerage account.

Item 5.
Not applicable
Item 6.
Not applicable
Item 7.
Not applicable
Item 8.
Not applicable
Item 9.
Not applicable
Item 10.
Not applicable

Exhibits

Exhibit 99

Joint Filing Agreement dated January 28, 2004.

_______________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2004	/s/ JAMES L. GROSS, JR. Signature

James L. Gross, Jr. Name

/s/ KATHLEEN A. GROSS Signature

Kathleen A. Gross Name

EXHIBIT 99

Joint Filing Agreement dated January 28, 2004

Re:  Joint Filing of Schedule l3G and all amendments

The undersigned hereby agree that:

(i) each of them is individually eligible to use the Schedule 13G attached hereto;

(ii) the attached Schedule l3G, including any and all amendments thereto, is filed on behalf of each of them; and

(iii) each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

/s/ JAMES L. GROSS, JR.
James L. Gross, Jr.

/s/ KATHLEEN A. GROSS
Kathleen A.Gross